CNX Coal Resources LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

June 11, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

Re:	CNX Coal Resources LP
Registration Statement on Form S-1
File No. 333-203165

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, CNX Coal Resources LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of the Partnership’s draft preliminary prospectus to be included in the Partnership’s Registration Statement on Form S-1, File No. 333-203165 (the “Registration Statement”), containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of common units to be offered and the total number of common units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. The Partnership expects to include these pricing terms in a future pre-effective amendment (the “Amendment”) to the Registration Statement, which the Partnership plans to file through EDGAR on or about June 16, 2015 prior to launching the Offering.

The Offering terms are a bona fide estimate, as of June 11, 2015, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 11,500,000 common units representing limited partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 1,500,000 additional common units. This pricing information is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern in regard to providing such information significantly in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Securities and Exchange Commission

Additionally, the Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into the Amendment.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in the Amendment.

[Signature Page Follows]

Securities and Exchange Commission

Please direct any questions or comments regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

/s/ Lorraine L. Ritter
Lorraine L. Ritter Chief Financial Officer and Chief Accounting Officer CNX Coal Resources GP LLC

Cc:	Brett Braden, Latham & Watkins LLP
David Oelman, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.

Exhibit A

(attached)